UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 18, 2012

BHP BILLITON LIMITED	BHP BILLITON PLC
(ABN 49 004 028 077)	(REG. NO. 3196209)
(Exact name of Registrant as specified in its charter)	(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA	ENGLAND AND WALES
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

180 LONSDALE STREET, MELBOURNE, VICTORIA	NEATHOUSE PLACE, VICTORIA, LONDON,
3000 AUSTRALIA	UNITED KINGDOM
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F:    ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒   No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

NEWS RELEASE

bhpbilliton
resourcing the future

Release Time	IMMEDIATE
Date	18 April 2012
Number	10/12

BHP BILLITON PRODUCTION REPORT FOR THE NINE MONTHS ENDED 31 MARCH 2012

- **Western Australia Iron Ore achieved record production for the nine months ended March 2012, a 22% increase on the prior corresponding period.**
- **The Onshore US petroleum business delivered a 35% increase in liquids production compared to the December 2011 quarter.**
- **Escondida (Chile) production increased by 9% from the December 2011 quarter, benefiting from higher ore grades.**
- **Production records for the nine months and quarter ended March 2012 were achieved at two of BHP Billiton's high value, export orientated energy coal operations, New South Wales Energy Coal (Australia) and Cerrejon Coal (Colombia).**
- **Queensland Coal (Australia) production remained constrained as a result of industrial action and heavy rainfall.**

Petroleum

	MAR 2012 YTD	MAR 2012 QTR	MAR YTD12 vs MAR YTD11	MAR Q12 vs MAR Q11	MAR Q12 vs DEC Q11
Crude oil, condensate and natural gas liquids ('000 boe)	65,799	21,733	-7%	0%	-2%
Natural gas (bcf)	600.51	208.67	120%	146%	-3%
Total petroleum products (million boe)	165.89	56.51	43%	58%	-3%

Total petroleum production – Total production increased for the nine months ended March 2012 as our recently acquired Onshore US business reported strong growth. Guidance for the 2012 financial year of 225 million barrels of oil equivalent (MMboe) remains unchanged.

Crude oil, condensate and natural gas liquids – Lower production for the nine months ended March 2012 reflected expiration of the Ohanet (Algeria) Risk Sharing Contract, maintenance and drilling delays at non-operated facilities, weather related downtime in Western Australia and natural field decline, especially at Pyrenees (Australia). Mad Dog (USA) was offline for the entire quarter and is forecast by the operator to recommence production during the June 2012 quarter. Atlantis (USA) was shut-in during April 2012 for an extended period of scheduled maintenance and will be offline until the September 2012 quarter.

Notably, the Onshore US business delivered a 35 per cent increase in liquids production compared to the December 2011 quarter. These liquids contributed 3.5 MMboe of Onshore US production in the March 2012 quarter consistent with our shift in focus towards the high return Eagle Ford shale. We continue to adjust our Onshore US development plans in response to lower US gas prices and expect activity in the liquids rich Eagle

Ford shale and Permian Basin to represent the significant majority of Onshore US operating activity by the end of the 2012 calendar year.

Natural gas – Strong performance from the Onshore US and Angostura (Trinidad and Tobago) businesses contributed to higher natural gas production for the nine months ended March 2012.

Aluminium

	MAR 2012 YTD	MAR 2012 QTR	MAR YTD12 vs MAR YTD11	MAR Q12 vs MAR Q11	MAR Q12 vs DEC Q11
Alumina ('000 tonnes)	3,113	1,052	4%	10%	5%
Aluminium ('000 tonnes)	905	277	-3%	-9%	-12%

Alumina – Production in the March 2012 quarter was higher than all comparable periods as the Alumar refinery (Brazil) continued to deliver into expanded capacity and output at Worsley (Australia) recovered following a planned calciner outage in the December 2011 quarter.

Aluminium – Production decreased during the March 2012 quarter as a major unplanned outage at Hillside (South Africa) led to the temporary curtailment of potline capacity. Operations are expected to progressively return to full technical capacity over the next year.

Base Metals

	MAR 2012 YTD	MAR 2012 QTR	MAR YTD12 vs MAR YTD11	MAR Q12 vs MAR Q11	MAR Q12 vs DEC Q11
Copper ('000 tonnes)	782.0	281.4	-10%	3%	0%
Lead (tonnes)	176,211	53,560	-5%	3%	-20%
Zinc (tonnes)	81,469	29,727	-31%	-26%	5%
Silver ('000 ounces)	29,769	9,715	-9%	7%	-11%
Uranium oxide concentrate (Uranium) (tonnes)	2,805	896	-7%	-16%	-1%

Copper – Consistent with the mine plan, Escondida production increased by nine per cent from the December 2011 quarter, benefiting from higher ore grades. This was offset by unfavourable weather conditions and lower recoveries at Pampa Norte (Chile) and planned maintenance at Olympic Dam (Australia). Recent investment in the mining fleets at Antamina (Peru) and Pampa Norte contributed to material mined records for both assets for the nine months ended March 2012. In addition, Antamina achieved a milling record for the same period following successful commissioning of the expansion project.

Escondida production guidance remains unchanged for the 2012 financial year. Production is expected to improve as mining activities progress towards higher grade ore with completion of the Escondida Ore Access project in the main pit.

Lead/silver – Production at Cannington (Australia) decreased in the March 2012 quarter reflecting lower average ore grades and mill throughput.

Zinc – An improvement in Antamina ore grades and the successful commissioning of the expansion project led to a five per cent increase in total zinc production in the March 2012 quarter.

BHP Billiton Production Report for the nine months ended 31 March 2012 2

Uranium – Production was largely unchanged in the March 2012 quarter.

Diamonds & Specialty Products

	MAR 2012 YTD	MAR 2012 QTR	MAR YTD12 vs MAR YTD11	MAR Q12 vs MAR Q11	MAR Q12 vs DEC Q11
Diamonds ('000 carats)	1,371	433	-29%	-21%	-10%

Diamonds – As anticipated, production was lower than all comparable periods. EKATI (Canada) production is expected to remain constrained in the medium term as the operations extract lower grade material, consistent with the mine plan.

BHP Billiton announced a review of its diamonds business during the December 2011 quarter and this process is ongoing. During the March 2012 quarter, BHP Billiton announced that it had exercised an option to sell its 37 per cent non-operated interest in Richards Bay Minerals (South Africa) to Rio Tinto.

Stainless Steel Materials

	MAR 2012 YTD	MAR 2012 QTR	MAR YTD12 vs MAR YTD11	MAR Q12 vs MAR Q11	MAR Q12 vs DEC Q11
Nickel ('000 tonnes)	115.2	41.7	1%	26%	9%

Nickel – Production was higher than all comparable periods reflecting improved smelter and refinery performance at Nickel West (Australia) and strong operating performance at Cerro Matoso (Colombia) following the successful replacement of the Line 1 furnace in September 2011.

During the March 2012 quarter the Nickel West Kwinana hydrogen plant was successfully commissioned and will enable the refinery to operate at full capacity in future periods.

In response to persistent weakness in nickel prices and the continued strength of the Australian dollar, BHP Billiton announced a reduction in functional support staff and a temporary reduction in mining activity at Nickel West Mt Keith during the March 2012 quarter. Production of nickel concentrate at Mt Keith will be maintained in the short term as commissioning of the Talc Redesign Project has enabled stockpiled talc-bearing ore to be processed.

BHP Billiton Production Report for the nine months ended 31 March 2012 3

Iron Ore

	MAR 2012 YTD	MAR 2012 QTR	MAR YTD12 vs MAR YTD11	MAR Q12 vs MAR Q11	MAR Q12 vs DEC Q11
Iron ore ('000 tonnes)	118,587	37,943	20%	14%	-8%

Iron ore – Western Australia Iron Ore (WAIO) achieved record production for the nine months ended March 2012 despite a decline in volumes in the March 2012 quarter as a result of cyclone activity. Consistently strong operating performance, combined with the continued ramp up of Ore Handling Plant 3 at Yandi, dual tracking of the company's rail infrastructure and additional ship loading capacity at Port Hedland, contributed to the record result.

Full year WAIO production guidance remains unchanged as scheduled maintenance and tie-in activities are expected to constrain performance in the June 2012 quarter.

Manganese

	MAR 2012 YTD	MAR 2012 QTR	MAR YTD12 vs MAR YTD11	MAR Q12 vs MAR Q11	MAR Q12 vs DEC Q11
Manganese ore ('000 tonnes)	5,865	2,040	11%	51%	13%
Manganese alloy ('000 tonnes)	527	138	-6%	-20%	-29%

Manganese ore – Production and sales in the March 2012 quarter were higher following the recovery from weather related downtime at GEMCO (Australia) and planned maintenance at Hotazel (South Africa). Record production and sales for the nine months ended March 2012 were achieved at both GEMCO and Hotazel.

Manganese alloy – In response to challenging conditions in the downstream manganese alloy industry, BHP Billiton announced the temporary suspension of production at TEMCO (Australia) and the cessation of production of energy intensive silica manganese at the Metalloys plant (South Africa) during the March 2012 quarter.

Metallurgical Coal

	MAR 2012 YTD	MAR 2012 QTR	MAR YTD12 vs MAR YTD11	MAR Q12 vs MAR Q11	MAR Q12 vs DEC Q11
Metallurgical coal ('000 tonnes)	25,121	7,337	1%	10%	-14%

Metallurgical coal – Queensland Coal production remained constrained in the March 2012 quarter as a result of industrial action and heavy rainfall. The extent to which industrial action will continue to affect production, sales and unit costs is difficult to predict, however with inventories now severely depleted, the impact on future quarters may be significant. Force majeure was declared across all BMA sites in April 2012 and remains in place.

A planned longwall move and plant shutdown at Dendrobium led to lower production at Illawarra Coal (Australia) in the March 2012 quarter. A longwall move at Appin is scheduled for the June 2012 quarter.

BHP Billiton Production Report for the nine months ended 31 March 2012 4

Energy Coal

	MAR 2012 YTD	MAR 2012 QTR	MAR YTD12 vs MAR YTD11	MAR Q12 vs MAR Q11	MAR Q12 vs DEC Q11
Energy coal ('000 tonnes)	52,627	17,248	3%	-2%	2%

Energy coal – Production records for the nine months and quarter ended March 2012 were achieved at two of BHP Billiton's high value, export orientated energy coal operations, New South Wales Energy Coal and Cerrejon Coal. Export volumes for New South Wales Energy Coal were adversely affected by vessel delays at the Port of Newcastle in the March 2012 quarter. Preparation for the resumption of mining activity at San Juan Coal (USA) has commenced, with a full restart expected in the June 2012 quarter.

Throughout this report, unless otherwise stated, production volumes refer to BHP Billiton's share and exclude suspended and sold operations.

This report, together with the Exploration and Development Report, represents the Interim Management Statement for the purposes of the UK Listing Authority's Disclosure and Transparency Rules. There have been no significant changes in the financial position of the Group in the quarter ended 31 March 2012.

Further information on BHP Billiton can be found at: www.bhpbilliton.com

Media Relations

Australia

Antonios Papaspiropoulos
Tel: +61 3 9609 3830 Mobile: +61 477 325 803
email: Antonios.Papaspiropoulos@bhpbilliton.com

Kelly Quirke
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Fiona Martin
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Martin2@bhpbilliton.com

United Kingdom

Ruban Yogarajah
Tel: +44 20 7802 4033 Mobile: +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Americas

Jaryl Strong
Tel: +1 713 499 5548 Mobile: +1 281 222 6627
email: Jaryl.Strong@bhpbilliton.com

Investor Relations

Australia

James Agar
Tel: +61 3 9609 2222 Mobile: +61 467 807 064
email: James.Agar@bhpbilliton.com

Andrew Gunn
Tel: +61 3 9609 3575 Mobile: +61 439 558 454
email: Andrew.Gunn@bhpbilliton.com

United Kingdom and South Africa

Brendan Harris
Tel: +44 20 7802 4131 Mobile: +44 7990 527 726
email: Brendan.Harris@bhpbilliton.com

Tara Dines
Tel: +44 20 7802 7113 Mobile: +44 7825 342 232
Email: Tara.Dines@bhpbilliton.com

Americas

Scott Espenshade
Tel: +1 713 599 6431 Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton Group which is headquartered in Australia

BHP Billiton Production Report for the nine months ended 31 March 2012 5

BHP BILLITON PRODUCTION SUMMARY - CONTINUING OPERATIONS

		QUARTER ENDED			YEAR TO DATE		% CHANGE		
		MAR 2011	DEC 2011	**MAR 2012**	**MAR 2012**	MAR 2011	MAR YTD12 vs MAR YTD11	MAR Q12 vs MAR Q11	MAR Q12 vs DEC Q11
PETROLEUM									
Crude oil & condensate	('000 bbl)	19,200	18,866	**18,221**	**55,569**	61,939	-10%	-5%	-3%
Natural gas	(bcf)	84.90	214.49	**208.67**	**600.51**	273.27	120%	146%	-3%
NGL	('000 boe)	2,442	3,362	**3,512**	**10,230**	8,647	18%	44%	4%
Total petroleum products	(million boe)	35.79	57.98	**56.51**	**165.89**	116.13	43%	58%	-3%
ALUMINIUM									
Alumina	('000 tonnes)	959	1,001	**1,052**	**3,113**	2,984	4%	10%	5%
Aluminium	('000 tonnes)	305	313	**277**	**905**	933	-3%	-9%	-12%
BASE METALS									
Copper	('000 tonnes)	273.6	280.3	**281.4**	**782.0**	867.1	-10%	3%	0%
Lead	(tonnes)	51,910	66,992	**53,560**	**176,211**	185,976	-5%	3%	-20%
Zinc	(tonnes)	40,252	28,298	**29,727**	**81,469**	117,394	-31%	-26%	5%
Gold	(ounces)	49,559	44,007	**44,684**	**128,130**	150,546	-15%	-10%	2%
Silver	('000 ounces)	9,056	10,903	**9,715**	**29,769**	32,779	-9%	7%	-11%
Uranium oxide concentrate	(tonnes)	1,063	909	**896**	**2,805**	3,030	-7%	-16%	-1%
Molybdenum	(tonnes)	334	766	**521**	**1,882**	1,027	83%	56%	-32%
DIAMONDS AND SPECIALTY PRODUCTS									
Diamonds	('000 carats)	551	481	**433**	**1,371**	1,930	-29%	-21%	-10%
STAINLESS STEEL MATERIALS									
Nickel	('000 tonnes)	33.0	38.4	**41.7**	**115.2**	114.5	1%	26%	9%
IRON ORE									
Iron ore	('000 tonnes)	33,231	41,072	**37,943**	**118,587**	98,880	20%	14%	-8%
MANGANESE									
Manganese ore	('000 tonnes)	1,352	1,806	**2,040**	**5,865**	5,303	11%	51%	13%
Manganese alloy	('000 tonnes)	172	195	**138**	**527**	563	-6%	-20%	-29%
METALLURGICAL COAL									
Metallurgical coal	('000 tonnes)	6,670	8,493	**7,337**	**25,121**	24,756	1%	10%	-14%
ENERGY COAL									
Energy coal	('000 tonnes)	17,543	16,919	**17,248**	**52,627**	51,162	3%	-2%	2%

Throughout this report figures in italics indicate that this figure has been adjusted since it was previously reported.

BHP Billiton Production Report for the nine months ended 31 March 2012 Page 1

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton Interest	QUARTER ENDED MAR 2011	JUN 2011	SEP 2011	DEC 2011	MAR 2012	YEAR TO DATE MAR 2012	MAR 2011
PETROLEUM								
Production								
Crude oil & condensate ('000 bbl)		19,200	18,652	18,482	18,866	**18,221**	**55,569**	61,939
Natural gas (bcf)		84.90	131.79	177.35	214.49	**208.67**	**600.51**	273.27
NGL ('000 boe) (a)		2,442	2,636	3,356	3,362	**3,512**	**10,230**	8,647
Total petroleum products (million boe)		35.79	43.25	51.40	57.98	**56.51**	**165.89**	116.13
ALUMINIUM								
ALUMINA								
Production ('000 tonnes)								
Worsley	86%	663	725	752	694	**741**	**2,187**	2,177
Alumar	36%	296	301	308	307	**311**	**926**	807
Total		959	1,026	1,060	1,001	**1,052**	**3,113**	2,984
ALUMINIUM								
Production ('000 tonnes)								
Hillside	100%	173	179	180	180	**144**	**504**	532
Bayside	100%	24	24	25	24	**26**	**75**	73
Alumar	40%	44	43	44	42	**42**	**128**	131
Mozal	47%	64	67	66	67	**65**	**198**	197
Total		305	313	315	313	**277**	**905**	933
BASE METALS (b)								
COPPER								
Payable metal in concentrate ('000 tonnes)								
Escondida	57.5%	87.7	79.4	49.9	80.4	**87.7**	**218.0**	311.1
Antamina	33.8%	24.9	22.5	30.3	30.9	**30.9**	**92.1**	75.3
Total		112.6	101.9	80.2	111.3	**118.6**	**310.1**	386.4
Cathode ('000 tonnes)								
Escondida	57.5%	44.4	42.6	32.9	43.0	**47.4**	**123.3**	136.5
Pampa Norte (c)	100%	64.1	75.7	65.4	70.0	**66.2**	**201.6**	196.5
Pinto Valley	100%	1.4	1.4	1.4	1.4	**1.4**	**4.2**	4.3
Olympic Dam	100%	51.1	50.7	40.4	54.6	**47.8**	**142.8**	143.4
Total		161.0	170.4	140.1	169.0	**162.8**	**471.9**	480.7
LEAD								
Payable metal in concentrate (tonnes)								
Cannington	100%	51,673	58,414	55,557	66,787	**53,412**	**175,756**	184,950
Antamina	33.8%	237	164	102	205	**148**	**455**	1,026
Total		51,910	58,578	55,659	66,992	**53,560**	**176,211**	185,976
ZINC								
Payable metal in concentrate (tonnes)								
Cannington	100%	16,129	14,348	14,488	14,745	**12,904**	**42,137**	46,309
Antamina	33.8%	24,123	20,385	8,956	13,553	**16,823**	**39,332**	71,085
Total		40,252	34,733	23,444	28,298	**29,727**	**81,469**	117,394

Refer footnotes on page 4.

BHP Billiton Production Report for the nine months ended 31 March 2012 Page 2

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton Interest	QUARTER ENDED MAR 2011	JUN 2011	SEP 2011	DEC 2011	**MAR 2012**	YEAR TO DATE **MAR 2012**	MAR 2011
BASE METALS (continued)								
GOLD								
Payable metal in concentrate (ounces)								
Escondida	57.5%	19,667	17,116	11,063	14,242	**12,732**	**38,037**	67,607
Olympic Dam (refined gold)	100%	29,892	28,429	28,376	29,765	**31,952**	**90,093**	82,939
Total		49,559	45,545	39,439	44,007	**44,684**	**128,130**	150,546
SILVER								
Payable metal in concentrate ('000 ounces)								
Escondida	57.5%	670	580	403	549	**481**	**1,433**	2,269
Antamina	33.8%	813	773	972	1,087	**1,170**	**3,229**	2,827
Cannington	100%	7,315	8,242	7,559	9,056	**7,836**	**24,451**	26,983
Olympic Dam (refined silver)	100%	258	282	217	211	**228**	**656**	700
Total		9,056	9,877	9,151	10,903	**9,715**	**29,769**	32,779
URANIUM OXIDE CONCENTRATE								
Payable metal in concentrate (tonnes)								
Olympic Dam	100%	1,063	1,015	1,000	909	**896**	**2,805**	3,030
Total		1,063	1,015	1,000	909	**896**	**2,805**	3,030
MOLYBDENUM								
Payable metal in concentrate (tonnes)								
Antamina	33.8%	334	418	595	766	**521**	**1,882**	1,027
Total		334	418	595	766	**521**	**1,882**	1,027
DIAMONDS AND SPECIALTY PRODUCTS								
DIAMONDS								
Production ('000 carats)								
EKATI™	80%	551	576	457	481	**433**	**1,371**	1,930
STAINLESS STEEL MATERIALS								
NICKEL								
Production ('000 tonnes)								
CMSA	99.9%	7.8	7.4	10.4	12.3	**13.4**	**36.1**	32.6
Nickel West	100%	25.2	30.8	24.7	26.1	**28.3**	**79.1**	81.9
Total		33.0	38.2	35.1	38.4	**41.7**	**115.2**	114.5

Refer footnotes on page 4.

BHP Billiton Production Report for the nine months ended 31 March 2012 Page 3

BHP BILLITON ATTRIBUTABLE PRODUCTION

	BHP Billiton Interest	QUARTER ENDED MAR 2011	JUN 2011	SEP 2011	DEC 2011	**MAR 2012**	YEAR TO DATE **MAR 2012**	MAR 2011
IRON ORE								
Production ('000 tonnes) (d)								
Newman (e)	85%	11,912	12,480	13,158	13,247	**11,789**	**38,194**	32,765
Goldsworthy Joint Venture	85%	305	284	254	334	**37**	**625**	914
Area C Joint Venture	85%	9,510	10,044	10,479	10,437	**10,343**	**31,259**	29,750
Yandi Joint Venture	85%	8,799	9,796	12,708	14,170	**13,063**	**39,941**	26,664
Samarco	50%	2,705	2,922	2,973	2,884	**2,711**	**8,568**	8,787
Total		33,231	35,526	39,572	41,072	**37,943**	**118,587**	98,880
MANGANESE								
MANGANESE ORES								
Saleable production ('000 tonnes)								
South Africa (f)	60%	514	776	911	808	**917**	**2,636**	2,231
Australia (f)	60%	838	1,014	1,108	998	**1,123**	**3,229**	3,072
Total		1,352	1,790	2,019	1,806	**2,040**	**5,865**	5,303
MANGANESE ALLOYS								
Saleable production ('000 tonnes)								
South Africa (f) (g)	60%	111	120	124	124	**81**	**329**	366
Australia (f)	60%	61	70	70	71	**57**	**198**	197
Total		172	190	194	195	**138**	**527**	563
METALLURGICAL COAL								
Production ('000 tonnes) (h)								
BMA	50%	3,955	4,874	5,274	5,006	**4,226**	**14,506**	15,027
BHP Mitsui Coal (i)	80%	1,133	1,426	1,803	1,580	**1,649**	**5,032**	4,467
Illawarra	100%	1,582	1,622	2,214	1,907	**1,462**	**5,583**	5,262
Total		6,670	7,922	9,291	8,493	**7,337**	**25,121**	24,756
ENERGY COAL								
Production ('000 tonnes)								
South Africa	100%	8,596	8,228	9,095	7,976	**7,895**	**24,966**	26,100
USA	100%	2,360	3,779	2,467	2,163	**2,109**	**6,739**	7,833
Australia	100%	3,978	3,793	4,046	4,027	**4,291**	**12,364**	9,878
Colombia	33%	2,609	2,538	2,852	2,753	**2,953**	**8,558**	7,351
Total		17,543	18,338	18,460	16,919	**17,248**	**52,627**	51,162

(a) LPG and ethane are reported as Natural Gas Liquid (NGL). Product-specific conversions are made and NGL is reported in barrels of oil equivalent (boe).
(b) Metal production is reported on the basis of payable metal.
(c) Includes Cerro Colorado and Spence.
(d) Iron ore production is reported on a wet tonnes basis.
(e) Newman includes Mt Newman Joint Venture and Jimblebar.
(f) Shown on 100% basis. BHP Billiton interest in saleable production is 60%.
(g) Production includes Medium Carbon Ferro Manganese.
(h) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(i) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

BHP Billiton Production Report for the nine months ended 31 March 2012 Page 4

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE	
	MAR 2011	JUN 2011	SEP 2011	DEC 2011	**MAR 2012**	**MAR 2012**	MAR 2011
PETROLEUM							
BHP Billiton attributable production unless otherwise stated.							
CRUDE OIL & CONDENSATE ('000 barrels)							
Bass Strait	2,465	2,485	2,527	2,190	**2,285**	**7,002**	7,729
North West Shelf	1,719	1,442	1,400	1,686	**1,671**	**4,757**	6,144
Stybarrow	862	1,037	1,171	836	**618**	**2,625**	1,771
Pyrenees	4,326	4,584	3,901	3,207	**2,540**	**9,648**	15,204
Other Australia (a)	13	13	13	13	**13**	**39**	38
Atlantis (b)	2,694	2,098	2,081	2,390	**2,356**	**6,827**	8,613
Mad Dog (b)	952	128	-	-	**-**	**-**	2,901
Shenzi (b) (c)	3,378	3,630	3,848	4,119	**4,071**	**12,038**	11,153
Onshore US (d)	-	-	672	1,631	**2,202**	**4,505**	-
Trinidad/Tobago	299	687	466	466	**453**	**1,385**	584
Other Americas (b) (e)	397	448	373	374	**373**	**1,120**	1,186
UK	542	534	447	433	**328**	**1,208**	1,632
Algeria (f)	1,474	1,498	1,498	1,437	**1,236**	**4,171**	4,747
Pakistan	79	68	85	84	**75**	**244**	237
Total	19,200	18,652	18,482	18,866	**18,221**	**55,569**	61,939
NATURAL GAS (billion cubic feet)							
Bass Strait	22.31	29.97	31.88	23.65	**19.74**	**75.27**	82.06
North West Shelf	35.11	35.44	32.97	32.56	**29.60**	**95.13**	108.07
Other Australia (a)	4.69	4.68	4.45	4.56	**4.42**	**13.43**	14.52
Atlantis (b)	0.84	0.67	0.64	0.67	**0.68**	**1.99**	3.24
Mad Dog (b)	0.13	0.01	-	-	**-**	**-**	0.44
Shenzi (b) (c)	0.64	0.67	0.62	0.57	**0.56**	**1.75**	2.16
Onshore US (d)	-	36.43	77.59	121.63	**124.17**	**323.39**	-
Trinidad/Tobago	-	4.69	9.31	9.72	**9.50**	**28.53**	-
Other Americas (b) (e)	1.33	1.42	1.19	0.98	**1.09**	**3.26**	4.05
UK	6.32	5.69	3.91	5.51	**5.03**	**14.45**	18.77
Pakistan	13.53	12.12	14.79	14.64	**13.88**	**43.31**	39.96
Total	84.90	131.79	177.35	214.49	**208.67**	**600.51**	273.27
NGL ('000 barrels of oil equivalent)							
Bass Strait	1,252	1,554	1,823	1,407	**1,355**	**4,585**	4,694
North West Shelf	434	367	423	434	**421**	**1,278**	1,347
Atlantis (b)	150	117	120	123	**124**	**367**	515
Mad Dog (b)	39	11	-	-	**-**	**-**	123
Shenzi (b) (c)	245	252	296	293	**291**	**880**	777
Onshore US (d)	-	-	416	943	**1,275**	**2,634**	-
Other Americas (b) (e)	42	47	41	34	**34**	**109**	138
UK	79	66	18	45	**12**	**75**	213
Algeria (f)	201	222	219	83	**-**	**302**	840
Total	2,442	2,636	3,356	3,362	**3,512**	**10,230**	8,647
TOTAL PETROLEUM PRODUCTS (million barrels of oil equivalent) (g)	35.79	43.25	51.40	57.98	**56.51**	**165.89**	116.13

(a) Other Australia includes Minerva.
(b) Gulf of Mexico volumes are net of royalties.
(c) The Genghis Khan operation is reported in Shenzi.
(d) Fayetteville shale acquisition completed on 31 March 2011. Petrohawk Energy Corporation acquisition completed on 20 August 2011. Onshore US volumes are net of mineral holder royalties.
(e) Other Americas includes Neptune, West Cameron 76, Genesis and Starlifter.
(f) Algeria includes ROD and Ohanet. The Ohanet Risk Sharing Contract expired in October 2011.
(g) Total barrels of oil equivalent (boe) conversions are based on 6,000 scf of natural gas equals 1 boe.

BHP Billiton Production Report for the nine months ended 31 March 2012 Page 5

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE	
	MAR 2011	JUN 2011	SEP 2011	DEC 2011	**MAR 2012**	**MAR 2012**	MAR 2011
ALUMINIUM							
BHP Billiton attributable production and sales unless otherwise stated.							
('000 tonnes)							
ALUMINA							
Production							
Worsley, Australia	663	725	752	694	**741**	**2,187**	2,177
Alumar, Brazil	296	301	308	307	**311**	**926**	807
Total	959	1,026	1,060	1,001	**1,052**	**3,113**	2,984
Sales							
Worsley, Australia	633	727	720	745	**713**	**2,178**	2,135
Alumar, Brazil	249	324	280	349	**216**	**845**	759
Total	882	1,051	1,000	1,093	**929**	**3,022**	2,894
ALUMINIUM							
Production							
Hillside, South Africa	173	179	180	180	**144**	**504**	532
Bayside, South Africa	24	24	25	24	**26**	**75**	73
Alumar, Brazil	44	43	44	42	**42**	**128**	131
Mozal, Mozambique	64	67	66	67	**65**	**198**	197
Total	305	313	315	313	**277**	**905**	933
Sales							
Hillside, South Africa	163	181	163	186	**141**	**490**	471
Bayside, South Africa	38	29	24	25	**27**	**76**	98
Alumar, Brazil	43	44	44	43	**31**	**118**	130
Mozal, Mozambique	66	80	60	85	**66**	**211**	197
Total	310	334	291	339	**265**	**895**	896

BHP Billiton Production Report for the nine months ended 31 March 2012 Page 6

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR TO DATE	
		MAR 2011	JUN 2011	SEP 2011	DEC 2011	**MAR 2012**	**MAR 2012**	MAR 2011

BASE METALS

BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.

		MAR 2011	JUN 2011	SEP 2011	DEC 2011	**MAR 2012**	**MAR 2012**	MAR 2011
Escondida, Chile								
Material mined (100%)	('000 tonnes)	100,966	97,705	69,006	96,152	**103,321**	**268,479**	302,974
Sulphide ore milled (100%)	('000 tonnes)	15,993	16,399	12,029	18,663	**16,449**	**47,141**	54,479
Average copper grade	(%)	1.15%	1.06%	0.97%	0.97%	**1.14%**	**1.03%**	1.22%
Production ex mill (100%)	('000 tonnes)	153.1	141.2	91.9	144.3	**153.1**	**389.3**	545.4
Production								
Payable copper	('000 tonnes)	87.7	79.4	49.9	80.4	**87.7**	**218.0**	311.1
Payable gold concentrate	(fine ounces)	19,667	17,116	11,063	14,242	**12,732**	**38,037**	67,607
Copper cathode (EW)	('000 tonnes)	44.4	42.6	32.9	43.0	**47.4**	**123.3**	136.5
Payable silver concentrate	('000 ounces)	670	580	403	549	**481**	**1,433**	2,269
Sales								
Payable copper	('000 tonnes)	74.3	90.9	49.2	82.1	**82.6**	**213.9**	303.0
Payable gold concentrate	(fine ounces)	16,754	20,251	10,974	14,435	**11,998**	**37,407**	65,772
Copper cathode (EW)	('000 tonnes)	47.7	48.0	25.7	45.3	**44.3**	**115.3**	133.8
Payable silver concentrate	('000 ounces)	569	673	404	558	**454**	**1,416**	2,204
Pampa Norte, Chile								
Cerro Colorado								
Material mined	('000 tonnes)	16,320	17,840	14,736	16,792	**16,320**	**47,848**	50,254
Ore milled	('000 tonnes)	4,251	4,771	4,608	4,601	**4,300**	**13,509**	13,466
Average copper grade	(%)	0.75%	0.74%	0.72%	0.71%	**0.72%**	**0.72%**	0.75%
Production								
Copper cathode (EW)	('000 tonnes)	22.6	25.7	22.5	23.5	**18.7**	**64.7**	66.7
Sales								
Copper cathode (EW)	('000 tonnes)	22.5	25.7	22.4	23.8	**20.2**	**66.4**	68.6
Spence								
Material mined	('000 tonnes)	19,046	19,487	19,816	26,511	**29,982**	**76,309**	54,583
Ore milled	('000 tonnes)	4,892	4,545	3,862	4,909	**4,279**	**13,050**	13,886
Average copper grade	(%)	1.23%	1.22%	1.30%	1.46%	**1.20%**	**1.33%**	1.25%
Production								
Copper cathode (EW)	('000 tonnes)	41.5	50.0	42.9	46.5	**47.5**	**136.9**	129.8
Sales								
Copper cathode (EW)	('000 tonnes)	45.7	54.5	43.2	46.6	**44.1**	**133.9**	130.9

BHP Billiton Production Report for the nine months ended 31 March 2012

Page 7

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR TO DATE	
		MAR 2011	JUN 2011	SEP 2011	DEC 2011	**MAR 2012**	**MAR 2012**	MAR 2011
BASE METALS								
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.								
Antamina, Peru								
Material mined (100%)	('000 tonnes)	33,154	41,669	44,212	38,759	**41,474**	**124,445**	96,475
Sulphide ore milled (100%)	('000 tonnes)	9,288	9,253	9,396	9,656	**10,162**	**29,214**	27,676
Average head grades								
- Copper	(%)	0.99%	0.90%	1.11%	1.15%	**1.10%**	**1.12%**	0.99%
- Zinc	(%)	1.15%	1.03%	0.68%	0.72%	**0.84%**	**0.75%**	1.20%
Production								
Payable copper	('000 tonnes)	24.9	22.5	30.3	30.9	**30.9**	**92.1**	75.3
Payable zinc	(tonnes)	24,123	20,385	8,956	13,553	**16,823**	**39,332**	71,085
Payable silver	('000 ounces)	813	773	972	1,087	**1,170**	**3,229**	2,827
Payable lead	(tonnes)	237	164	102	205	**148**	**455**	1,026
Payable molybdenum	(tonnes)	334	418	595	766	**521**	**1,882**	1,027
Sales								
Payable copper	('000 tonnes)	26.1	23.5	28.2	31.7	**30.7**	**90.6**	75.6
Payable zinc	(tonnes)	25,571	18,479	9,586	12,654	**13,464**	**35,704**	74,420
Payable silver	('000 ounces)	839	658	833	940	**1,114**	**2,887**	2,963
Payable lead	(tonnes)	180	92	91	139	**200**	**430**	1,431
Payable molybdenum	(tonnes)	394	346	549	591	**669**	**1,809**	1,124
Cannington, Australia								
Material mined	('000 tonnes)	703	841	819	778	**756**	**2,353**	2,269
Ore milled	('000 tonnes)	713	786	826	888	**778**	**2,492**	2,304
Average head grades								
- Silver	(g/t)	377	381	332	370	**367**	**356**	429
- Lead	(%)	8.6%	8.6%	7.9%	8.8%	**8.0%**	**8.3%**	9.4%
- Zinc	(%)	3.6%	2.9%	2.9%	2.9%	**2.7%**	**2.8%**	3.3%
Production								
Payable silver	('000 ounces)	7,315	8,242	7,559	9,056	**7,836**	**24,451**	26,983
Payable lead	(tonnes)	51,673	58,414	55,557	66,787	**53,412**	**175,756**	184,950
Payable zinc	(tonnes)	16,129	14,348	14,488	14,745	**12,904**	**42,137**	46,309
Sales								
Payable silver	('000 ounces)	7,263	8,235	6,434	8,960	**7,081**	**22,475**	26,455
Payable lead	(tonnes)	52,199	58,868	48,258	66,657	**49,027**	**163,942**	183,105
Payable zinc	(tonnes)	12,986	14,530	15,734	14,078	**10,780**	**40,592**	42,084

BHP Billiton Production Report for the nine months ended 31 March 2012 Page 8

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR TO DATE	
		MAR 2011	JUN 2011	SEP 2011	DEC 2011	**MAR 2012**	**MAR 2012**	MAR 2011
BASE METALS								
BHP Billiton attributable production and sales unless otherwise stated. Metals production is payable metal unless otherwise stated.								
Olympic Dam, Australia								
Material mined (a)	('000 tonnes)	2,433	2,675	2,543	2,440	**2,389**	**7,372**	7,656
Ore milled	('000 tonnes)	2,670	2,533	2,471	2,440	**2,195**	**7,106**	7,797
Average copper grade	(%)	1.84%	1.92%	1.98%	2.08%	**2.01%**	**2.02%**	1.84%
Average uranium grade	kg/t	0.54	0.54	0.54	0.50	**0.57**	**0.54**	0.53
Production								
Copper cathode (ER)	('000 tonnes)	47.8	47.0	37.6	51.5	**45.2**	**134.3**	134.4
Copper cathode (EW)	('000 tonnes)	3.3	3.7	2.8	3.1	**2.6**	**8.5**	9.0
Uranium oxide concentrate	(tonnes)	1,063	1,015	1,000	909	**896**	**2,805**	3,030
Refined gold	(fine ounces)	29,892	28,429	28,376	29,765	**31,952**	**90,093**	82,939
Refined silver	('000 ounces)	258	282	217	211	**228**	**656**	700
Sales								
Copper cathode (ER)	('000 tonnes)	48.7	46.5	36.4	51.7	**44.4**	**132.5**	136.2
Copper cathode (EW)	('000 tonnes)	2.7	4.1	3.5	2.5	**3.0**	**9.0**	8.4
Uranium oxide concentrate	(tonnes)	930	1,143	910	1,126	**640**	**2,676**	2,802
Refined gold	(fine ounces)	31,742	30,323	28,979	24,327	**36,832**	**90,138**	80,413
Refined silver	('000 ounces)	334	269	289	155	**268**	**712**	685

(a) Material mined refers to run of mine ore mined and hoisted.

Pinto Valley, USA								
Production								
Copper cathode (EW)	('000 tonnes)	1.4	1.4	1.4	1.4	**1.4**	**4.2**	4.3
Sales								
Copper cathode (EW)	('000 tonnes)	1.9	1.2	1.7	1.2	**1.2**	**4.1**	4.7

BHP Billiton Production Report for the nine months ended 31 March 2012 Page 9

PRODUCTION AND SHIPMENT REPORT

		QUARTER ENDED					YEAR TO DATE	
		MAR 2011	JUN 2011	SEP 2011	DEC 2011	**MAR 2012**	**MAR 2012**	MAR 2011
DIAMONDS AND SPECIALTY PRODUCTS								
BHP Billiton attributable production and sales unless otherwise stated.								
DIAMONDS								
EKATI™, Canada								
Ore Processed (100%)	('000 tonnes)	1,122	1,212	1,177	1,090	**1,001**	**3,268**	3,480
Production	('000 carats)	551	576	457	481	**433**	**1,371**	1,930

BHP Billiton Production Report for the nine months ended 31 March 2012 Page 10

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE	
	MAR 2011	JUN 2011	SEP 2011	DEC 2011	**MAR 2012**	**MAR 2012**	MAR 2011
STAINLESS STEEL MATERIALS							
BHP Billiton attributable production and sales unless otherwise stated.							
('000 tonnes)							
NICKEL							
CMSA, Colombia							
Production	7.8	7.4	10.4	12.3	**13.4**	**36.1**	32.6
Sales	8.5	8.5	7.7	13.1	**13.8**	**34.6**	33.3
Nickel West, Australia							
Production							
Nickel contained in concentrate	1.6	3.3	2.6	1.8	**2.3**	**6.7**	4.2
Nickel contained in finished matte	12.4	16.1	9.0	15.2	**10.5**	**34.7**	47.8
Nickel metal	11.2	11.4	13.1	9.1	**15.5**	**37.7**	29.9
Nickel production	25.2	30.8	24.7	26.1	**28.3**	**79.1**	81.9
Sales							
Nickel contained in concentrate	2.2	3.9	1.2	2.6	**1.5**	**5.3**	4.6
Nickel contained in finished matte	14.7	14.9	10.1	13.9	**10.2**	**34.2**	49.2
Nickel metal	9.2	12.4	9.4	10.9	**14.2**	**34.5**	31.0
Nickel sales	26.1	31.2	20.7	27.4	**25.9**	**74.0**	84.8

BHP Billiton Production Report for the nine months ended 31 March 2012 Page 11

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE	
	MAR 2011	JUN 2011	SEP 2011	DEC 2011	**MAR 2012**	**MAR 2012**	MAR 2011
IRON ORE							
BHP Billiton attributable production and sales unless otherwise stated.							
('000 tonnes)							
IRON ORE (a)							
Pilbara, Australia							
Production							
Newman (b)	11,912	12,480	13,158	13,247	**11,789**	**38,194**	32,765
Goldsworthy Joint Venture	305	284	254	334	**37**	**625**	914
Area C Joint Venture	9,510	10,044	10,479	10,437	**10,343**	**31,259**	29,750
Yandi Joint Venture	8,799	9,796	12,708	14,170	**13,063**	**39,941**	26,664
Total (BHP Billiton share)	30,526	32,604	36,599	38,188	**35,232**	**110,019**	90,093
Total production (100%)	35,913	38,358	43,058	44,927	**41,449**	**129,434**	105,991
Shipments							
Lump	7,669	7,463	7,744	8,700	**8,235**	**24,679**	23,321
Fines	22,648	25,379	29,311	28,406	**26,523**	**84,240**	67,567
Total (BHP Billiton share)	30,317	32,842	37,055	37,106	**34,758**	**108,919**	90,888
Total sales (100%)	35,667	38,638	43,594	43,654	**40,892**	**128,140**	106,927

(a) Iron ore production and shipments are reported on a wet tonnes basis.
(b) Newman includes Mt Newman Joint Venture and Jimblebar.

	MAR 2011	JUN 2011	SEP 2011	DEC 2011	**MAR 2012**	**MAR 2012**	MAR 2011
Samarco, Brazil							
Production	2,705	2,922	2,973	2,884	**2,711**	**8,568**	8,787
Shipments	2,598	2,736	2,926	2,961	**2,453**	**8,340**	8,692

BHP Billiton Production Report for the nine months ended 31 March 2012 Page 12

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE	
	MAR 2011	JUN 2011	SEP 2011	DEC 2011	**MAR 2012**	**MAR 2012**	MAR 2011
MANGANESE							
BHP Billiton attributable production and sales unless otherwise stated. ('000 tonnes)							
MANGANESE ORE							
South Africa (a)							
Saleable production	514	776	911	808	**917**	**2,636**	2,231
Sales	701	746	861	853	**871**	**2,585**	2,305
Australia (a)							
Saleable production	838	1,014	1,108	998	**1,123**	**3,229**	3,072
Sales	1,127	1,108	1,094	876	**1,115**	**3,085**	2,852
MANGANESE ALLOY							
South Africa (a) (b)							
Saleable production	111	120	124	124	**81**	**329**	366
Sales	145	123	95	138	**122**	**355**	393
Australia (a)							
Saleable production	61	70	70	71	**57**	**198**	197
Sales	62	75	91	58	**57**	**206**	183

(a) Shown on 100% basis. BHP Billiton interest in saleable production is 60%, except Hotazel Manganese Mines which is 44.4%.
(b) Production includes Medium Carbon Ferro Manganese.

BHP Billiton Production Report for the nine months ended 31 March 2012 Page 13

PRODUCTION AND SHIPMENT REPORT

	QUARTER ENDED					YEAR TO DATE	
	MAR 2011	JUN 2011	SEP 2011	DEC 2011	**MAR 2012**	**MAR 2012**	MAR 2011

METALLURGICAL COAL

BHP Billiton attributable production and sales unless otherwise stated.
('000 tonnes)

	MAR 2011	JUN 2011	SEP 2011	DEC 2011	**MAR 2012**	**MAR 2012 YTD**	MAR 2011 YTD
METALLURGICAL COAL (a)							
Queensland, Australia							
Production							
BMA							
Blackwater	870	1,127	1,367	1,122	**955**	**3,444**	3,462
Goonyella	993	1,417	1,463	1,375	**1,153**	**3,991**	3,942
Peak Downs	758	543	971	992	**788**	**2,751**	2,859
Saraji	532	556	802	900	**627**	**2,329**	2,223
Norwich Park	128	386	365	369	**248**	**982**	669
Gregory Joint Venture	674	845	306	248	**455**	**1,009**	1,872
BMA total	3,955	4,874	5,274	5,006	**4,226**	**14,506**	15,027
BHP Mitsui Coal (b)							
South Walker Creek	623	690	1,106	901	**1,040**	**3,047**	2,444
Poitrel	510	736	697	679	**609**	**1,985**	2,023
BHP Mitsui Coal total	1,133	1,426	1,803	1,580	**1,649**	**5,032**	4,467
Queensland total	5,088	6,300	7,077	6,586	**5,875**	**19,538**	19,494
Shipments							
Coking coal	3,475	4,865	5,066	4,845	**4,522**	**14,433**	15,359
Weak coking coal	970	1,411	1,691	1,747	**1,595**	**5,033**	4,509
Thermal coal	125	285	176	20	**111**	**307**	699
Total	4,570	6,561	6,933	6,612	**6,228**	**19,773**	20,567

(a) Metallurgical coal production is reported on the basis of saleable product. Production figures include some thermal coal.
(b) Shown on 100% basis. BHP Billiton interest in saleable production is 80%.

	MAR 2011	JUN 2011	SEP 2011	DEC 2011	**MAR 2012**	**MAR 2012 YTD**	MAR 2011 YTD
Illawarra, Australia							
Production	1,582	1,622	2,214	1,907	**1,462**	**5,583**	5,262
Shipments							
Coking coal	1,374	1,407	1,673	1,255	**1,460**	**4,388**	4,257
Thermal coal	211	216	159	441	**219**	**819**	1,109
Total	1,585	1,623	1,832	1,696	**1,679**	**5,207**	5,366

BHP Billiton Production Report for the nine months ended 31 March 2012 Page 14

PRODUCTION AND SHIPMENT REPORT

QUARTER ENDED YEAR TO DATE

MAR JUN SEP DEC MAR MAR MAR

2011 2011 2011 2011 2012 2012 2011

ENERGY COAL

BHP Billiton attributable production and sales unless otherwise stated.

(‘000 tonnes)

South Africa

Production 8,596 8,228 9,095 7,976 7,895 24,966 26,100

Sales

Export 2,887 3,082 3,439 3,546 3,807 10,792 9,299

Local utility 5,254 5,363 5,622 4,582 4,397 14,601 15,945

Inland 78 37 85 165 124 374 284

Total 8,219 8,482 9,146 8,293 8,328 25,767 25,528

New Mexico, USA

Production

Navajo Coal 1,629 2,271 1,178 2,060 1,913 5,151 5,201

San Juan Coal 731 1,508 1,289 103 196 1,588 2,632

Total 2,360 3,779 2,467 2,163 2,109 6,739 7,833

Sales - local utility 3,385 3,106 3,630 3,108 3,057 9,795 10,085

NSW Energy Coal, Australia

Production 3,978 3,793 4,046 4,027 4,291 12,364 9,878

Sales

Export 3,824 3,522 3,523 3,566 3,160 10,249 9,703

Inland 339 364 625 333 297 1,255 923

Total 4,163 3,886 4,148 3,899 3,457 11,504 10,626

Cerrejon Coal, Colombia

Production 2,609 2,538 2,852 2,753 2,953 8,558 7,351

Sales - export 2,149 2,853 2,901 2,784 2,652 8,337 7,597

BHP Billiton Production Report for the nine months ended 31 March 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited and BHP Billiton Plc

Date: April 18, 2012	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary